AMERICAN FUNDS INCOME SERIES
          333 South Hope Street, Los Angeles, California  90071
                            (213) 486-9200


September 14, 1998

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  American Funds Income Series - CIK NO. 0000770161
     Request for Withdrawal of Amendment to Registration Statement on Form N-1A; File No. 2-98199

Ladies and Gentlemen:

     Post-Effective Amendment No. 20 to the Registration Statement under the Securities Act of 1933 and Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940 (filed under Form N-1A) for the above-named investment company was inadvertently filed and accepted twice on August 31, 1998. We would like to request an amendment withdrawal, made pursuant to Rule 477(a) under the Securities Act of 1933, for the second filing. The accession number for the filing is 770161-98-5, filed under form type 485APOS.

     If you have any questions about the enclosed, please telephone me collect at 213/486-9423 or Kristine Nishiyama at 213/486-9652.

       Sincerely,

       Julie F. Williams
       Secretary

cc:  Bric Barrientos
     (Division of Investment Management)